Exhibit 21.1

Subsidiaries of Noranda Aluminum Holding Corporation

Wholly owned subsidiaries (as of December 31, 2013):

Name	Jurisdiction of Incorporation
Noranda Aluminum Acquisition Corporation	Delaware
Noranda Intermediate Holding Corporation	Delaware
Noranda Aluminum, Inc.	Delaware
Norandal USA, Inc.	Delaware
Gramercy Alumina Holdings Inc.	Delaware
Gramercy Alumina Holdings II, Inc.	Delaware
Noranda Alumina LLC	Delaware